UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RULE 12b-25

NOTIFICATION OF LATE FILING of Form 10-QSB

For Period Ended: June 30, 2007

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

PART I - REGISTRANT INFORMATION

Commission File Number 0-28383

Table Trac, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada - - - - - - - - - - - - - - - - - - - - - - - -- - - - - - - - - - - - 88-0336568
(State or other jurisdiction of Incorporation or organization) -- - -(IRS Employer Identification No.)

15612 Highway 7,
Suite 250 Minnetonka,
Minnesota 55345
(Address of principal executive offices)

(952) 548-8877
(Registrant's telephone number, including area code)

PART II - RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] | (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense

[x] | (b) The subject quarterly report on Form
10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date

PART III - NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-QSB by the prescribed filing deadline without unreasonable effort or expense as its CEO, and acting CFO, Chad Hoehne, have been required to attend trade meetings in emerging territories scheduled by the OIGA. The process of finalizing its Form 10-Q for the quarter ended June 30, 2007 requires management to complete certain thourough reviews of the completed financial statements for the period which are not complete as of this date. The Company currently expects the 10-QSB Report to be reviewed and filed in August 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chad B Hoehne 952 548-8877

-------------- --- --------

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [] No

SIGNATURE In accordance with the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Table Trac, Inc.
Date August 15, 2007
By: /s/ Chad Hoehne President CEO